Exhibit 99.1

NEWS RELEASE	ENERPLUS CORPORATION
	The Dome Tower, Suite 3000 333 – 7th Avenue SW Calgary, Alberta T2P 2Z1	US Bank Tower, Suite 2200 950 - 17th Street Denver, Colorado 80202-2805

May 23, 2024

Enerplus Announces Special Dividend and Anticipated Closing Date for Transaction with Chord Energy Corporation

Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced a special cash dividend in connection with its previously announced transaction with Chord Energy Corporation ("Chord"). The transaction is anticipated to close on or about May 31, 2024, subject to receipt of the approval of Enerplus' shareholders at the special meeting of the shareholders scheduled to be held on May 24, 2024, receipt of the final order from the King's Court of Alberta and the satisfaction of remaining customary closing conditions.

Special Dividend

As Enerplus expects the transaction to close on May 31, 2024, Enerplus' Board of Directors declared a special cash dividend (the "Special Dividend") in the amount of US$0.232675 per share, payable to shareholders of record at the close of business on May 30, 2024. The ex-dividend date for this payment will be May 30, 2024. The Special Dividend is intended to equalize the amount of quarterly dividends declared by Enerplus to the quarterly dividends declared by Chord following the companies' respective March 2024 dividends. Payment of the dividend will be made to eligible Enerplus shareholders on June 4, 2024 and will occur whether or not the transaction is completed. For certainty, the Special Dividend is in addition to Enerplus' quarterly cash dividend in the amount of US$0.065 per share, which was declared on May 7, 2024 and will be payable on June 4, 2024 to shareholders of record at the close of business on May 22, 2024.

The Special Dividend is equivalent to approximately CDN$0.318765 per share if converted using the current US/Canadian dollar exchange rate of 1.37. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered "eligible dividends" for Canadian tax purposes. For U.S. federal income tax purposes, Enerplus' dividends are generally treated as "qualified dividend income" if the shareholder satisfies certain holding period and other requirements.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304

Forward-Looking Statements

Certain statements in this document concerning the Special Dividend, including any statements regarding the expected timing thereof and any other statements regarding Enerplus' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the expectations regarding completion of transaction with Chord, including the anticipated closing date of the transaction. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that the transaction with Chord may not be completed, whether on the anticipated timeline or at all, including due to shareholders of Enerplus not approving the transaction, that a condition to closing of the transaction may not be satisfied, or that either party may terminate the arrangement agreement. Additional factors that could cause results to differ materially from those described above can be found in Enerplus' annual information form for the year ended December 31, 2023, which is on file with the Securities and Exchange Commission (the "SEC") and on SEDAR+ and available from Enerplus' website at www.enerplus.com under the "Investors" tab, and in other documents Enerplus files with the SEC, TSX or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Enerplus assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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